FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 3, 2013

Commission File Number: 001-14624

RBS HOLDINGS N.V.

Gustav Mahlerlaan 350
1082 ME Amsterdam
PO Box 12925
1100 AX Amsterdam
The Netherlands

________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, OR TO ANY PERSON RESIDENT AND/OR LOCATED IN, ANY JURISDICTION WHERE SUCH RELEASE, PUBLICATION OR DISTRIBUTION IS UNLAWFUL (SEE “OFFER AND DISTRIBUTION RESTRICTIONS” BELOW)

JUNE 3, 2013

THE ROYAL BANK OF SCOTLAND N.V. LAUNCHES CASH TENDER OFFERS FOR CERTAIN AUSTRALIAN DOLLAR, DEUTSCHE MARK, EURO AND U.S. DOLLAR SECURITIES

The Royal Bank of Scotland N.V. (the “Offeror”) has today commenced cash tender offers (the “Offers”), upon the terms and subject to the conditions set forth in a tender offer memorandum dated June 3, 2013 (the “Tender Offer Memorandum”), for up to U.S.$1,000,000,000 (or equivalent, as described in the Tender Offer Memorandum) aggregate principal amount of its securities set out in the table below.  Capitalized terms not otherwise defined in this announcement have the same meaning as assigned to them in the Tender Offer Memorandum.

Holders are advised to read carefully the Tender Offer Memorandum for full details of, and information on the procedures for participating in, the Offers. Copies of the Tender Offer Memorandum are available (subject to distribution restrictions) from the Dealer Managers and/or Tender Agents whose contact details are set out at the end of this announcement.

Title of Security	ISIN	Principal Amount Outstanding	First Call Date	Tender Offer Consideration	Early Tender Premium	Total Consideration	Acceptance Priority Level
€100,000,000 Callable Fixed to Floating Rate Subordinated Eurobonds due 2017	XS0159771327	€100,000,000	December 18, 2012	€901.25(3)	€30.00(3)	€931.25(3)	1
U.S.$1,500,000,000 Subordinated Floating Rate Notes 2005 due 2015	XS0213858243	U.S.$1,500,000,000	March 9, 2010	U.S.$956.25(4)	U.S.$30.00(4)	U.S.$986.25(4)	2
€1,500,000,000 Subordinated Floating Rate Notes 2005 due 2015	XS0221082125	€1,500,000,000	June 8, 2010	€955.00(3)	€30.00(3)	€985.00(3)	3
€5,000,000 Floating Rate Callable Notes due 2015	XS0233906808	€5,000,000	October 26, 2010	€956.25(3)	€30.00(3)	€986.25(3)	4
A$575,000,000 Subordinated 6.50% Notes converting to Floating Rate Notes due 2018	AU0000ABOHG2	A$575,000,000	May 17, 2013	A$900.00(1)	A$30.00(1)	A$930.00(1)	5
A$175,000,000 Subordinated Floating Rate Notes due 2018	AU0000ABOHH0	A$175,000,000	May 17, 2013	A$900.00(1)	A$30.00(1)	A$930.00(1)	6
€15,000,000 Fixed to CMS Linked Notes due 2020	XS0214553348	€15,000,000	–	€833.75(3)	€30.00(3)	€863.75 (3)	7
€250,000,000 Fixed/Floating Rate Interest Subordinated Notes due 2019	NL0000122505	€250,000,000	–	€992.50(3)	€30.00(3)	€1,022.50(3)	8
DEM 50,000,000 ABN AMRO Subordinated Notes due 2016	XS0067935253	DEM50,000,000	–	DEM1,095.63(2)	DEM30.00(2)	DEM1,125.63(2)	9
DEM 14,000,000 ABN AMRO Subordinated Notes due 2016	XS0067976364	DEM14,000,000	–	DEM1,095.00(2)	DEM30.00(2)	DEM1,125.00 (2)	10
U.S.$500,000,000 4.65% Subordinated Notes due 2018(5)	USN02627AR30/ US00080QAA31/ US00080QAB14	U.S.$500,000,000	–	U.S.$1,031.25(4)	U.S.$30.00(4)	U.S.$1,061.25(4)	11

(1)      Per A$1,000 in principal amount of Securities accepted for purchase.
(2)      Per DEM 1,000 in principal amount of Securities accepted for purchase, payable in euros based on the DEM FX Rate.
(3)      Per €1,000 in principal amount of Securities accepted for purchase.
(4)      Per U.S.$1,000 in principal amount of Securities accepted for purchase.
(5)      CUSIP: 00080QAA3 / N02627AR3 / 00080QAB1.

The acceptance of Notes for purchase pursuant to the Offers is subject to the satisfaction of a new financing and certain other conditions, including those set out in the Tender Offer Memorandum under the heading “Conditions of the Offers.”

Rationale for the Offers

The Offers are a part of the ongoing active management and optimization of The Royal Bank of Scotland Group plc’s (the “Group”) capital structure. In addition, the Offers will provide liquidity to holders of Securities accepted in the Offers.

It is the intention of the Group that all decisions regarding whether or not to exercise early redemption calls on the relevant Securities that remain outstanding following the Offers will be made with reference to a variety of internal and external factors, including the then prevailing regulatory, economic and market conditions.

Total Consideration; Tender Offer Consideration

The “Total Consideration” for each U.S.$1,000, €1,000, DEM 1,000 or A$1,000, as applicable, principal amount of Securities validly tendered pursuant to Offers on or prior to the Early Tender Deadline and accepted for purchase (subject to proration, if any) will be a cash purchase price equal to the Total Consideration for the relevant series as set out in the table above. The Total Consideration will include the Early Tender Premium (as defined below).

The “Tender Offer Consideration” for each U.S.$1,000, €1,000, DEM 1,000 or A$1,000, as applicable, principal amount of Securities validly tendered pursuant to the Offers after the Early Tender Deadline (as defined below) and on or prior to the Expiration Deadline (as defined below) and accepted for purchase (subject to proration, if any) will consist of the Total Consideration for that series of Securities less the Early Tender Premium.

The “Early Tender Premium” for each U.S.$1,000, €1,000, DEM 1,000 or A$1,000, as applicable, principal amount of each series of Securities validly tendered pursuant to the Offers on or prior to the Early Tender Deadline and accepted for purchase (subject to proration, if any) will be equal to the amount set out in the table above.

Holders must validly tender and not withdraw their Securities on or prior to 5:00 p.m. (New York City time) on June 14, 2013 (unless extended) (the “Early Tender Deadline”) in order to be eligible to receive the Total Consideration, which includes the Early Tender Premium. Holders validly tendering their Securities after the Early Tender Deadline and on or prior to 11:59 p.m. (New York City time) on June 28, 2013 (unless extended or earlier terminated) (the “Expiration Deadline”) will be eligible to receive only the Tender Offer Consideration and will not be eligible to receive the Early Tender Premium.

The Total Consideration or the Tender Offer Consideration, as the case may be, will be payable in cash promptly after the Expiration Deadline to those Holders whose Securities are accepted for purchase in the Offers. In addition, holders who validly tender Securities that are accepted for purchase will receive a cash payment representing the Accrued Interest on such Securities.

Maximum Offer Amount

The maximum aggregate principal amount of Securities to be accepted by the Offeror in the Offers across all series of Securities combined (calculated, to the extent necessary, using the AUD FX Rate, the EUR FX Rate and the DEM FX Rate) is the Maximum Offer Amount of U.S.$1,000,000,000. The Offeror reserves the right, subject to applicable law, to increase or decrease the Maximum Offer Amount or to otherwise amend the terms of the Offers (including amending the Maximum Offer Amount) without giving Holders withdrawal rights.

Acceptance Priority Levels

Subject to the terms and conditions of the Offers, on the Settlement Date or the AUD Settlement Date, as the case may be, the Offeror will accept for purchase the Securities validly tendered in the Offers in accordance with the applicable Acceptance Priority Levels (in numerical priority order) as set forth in the table above, with Level 1 being the highest priority level. All validly tendered Securities having a higher Acceptance Priority Level will be accepted for purchase before any validly tendered Securities having a lower Acceptance Priority Level.

If the remaining Maximum Offer Amount after acceptances of any Securities with a higher Acceptance Priority level is not adequate to accept for purchase all of the validly tendered Securities of a particular series of Securities at an Acceptance Priority Level, the Offeror will (subject to the terms and conditions of the Offers) accept validly tendered Securities in such Acceptance Priority Level on a pro rata basis (with each individual Tender Instruction or Australian Offer Letter subject to proration rounded, if necessary, down to the nearest relevant Authorized Denomination), such that the aggregate principal amount of Securities accepted for purchase pursuant to the Offers is no greater than the Maximum Offer Amount.  In such circumstances, the proration factor will be calculated for all Securities of the relevant series by dividing (x) the aggregate amount of Securities of such series that will be accepted for purchase by (y) the aggregate amount of Securities of such series that were validly tendered in the Offers and not withdrawn.  The Offeror will not accept any Securities having a lower Acceptance Priority Level than the Securities of such series. If the application of the proration factor would result in the Offeror returning Securities to a Holder in a principal amount below the Minimum Denomination of the relevant Securities, the Offeror will reject all of such Holder’s tendered Securities.

Securities that are not successfully tendered for purchase pursuant to the Offers and the terms and conditions set out in the Tender Offer Memorandum will remain outstanding and will remain subject to the terms and conditions of such Securities.

Withdrawal Rights

Holders may withdraw validly tendered Securities at any time prior to the Withdrawal Deadline, but not afterwards.  If the Offers are terminated without any Securities being purchased pursuant to the Offers, whether before or after the Expiration Deadline, the Offeror will promptly return the Securities tendered pursuant to such Offer to the tendering Holder.  Tendered Securities may only be withdrawn in Authorized Denominations and the principal amount of Securities that remain tendered must be equal to not less than the relevant Minimum Denomination.

All Tender Instructions and Australian Offer Letters will be irrevocable after the Withdrawal Deadline (except in the limited circumstances described in the Tender Offer Memorandum).

Subject to applicable laws, the Offeror may increase or decrease the Maximum Offer Amount in its sole and absolute discretion without extending the Withdrawal Deadline or otherwise reinstating withdrawal rights.

Offers Period and Results

The Offers commenced today, June 3, 2013, and will end at 11:59 p.m. (New York City time) on June 28, 2013, unless extended, re-opened or earlier terminated as provided in the Tender Offer Memorandum.

The relevant deadline set by the relevant Clearing System or any intermediary for the submission of Tender Instructions and/or Australian Offer Letters may be earlier than this deadline.

The Offeror expects to announce the aggregate principal amount of each series of Securities tendered by the Early Tender Deadline on June 17, 2013. The final results of the Offers are expected to be announced on July 1, 2013.

The Total Consideration and Accrued Interest for Securities validly tendered on or prior to the Early Tender Deadline, and accepted for purchase, and the Tender Offer Consideration and Accrued Interest for Securities validly tendered after the Early Tender Deadline and before the Expiration Deadline, and accepted for purchase, will be paid to Holders on the applicable Settlement Date, will be promptly after the Expiration Deadline. The Settlement Date is expected to be July 3, 2013 and the AUD Settlement Date is expected to be July 4, 2013.

In order to receive the Total Consideration or the Tender Offer Consideration, as the case may be, and Accrued Interest, holders of Securities must validly tender their Securities by the Early Tender Deadline or the Expiration Deadline, as applicable, in accordance with the procedures set forth in the Tender Offer Memorandum. Any submission amount must be equal to or greater than the relevant Security’s Minimum Denomination.

Announcements in connection with the Offers will be made by the issue of a press release through the Reuters International Insider Screen, a Notifying News Service, by the delivery of any required Stock Exchange Notices and by the delivery of notices to the relevant Clearing System for communication to Direct Participants. Copies of all such announcements, press releases and notices will also be available from the Tender Agents, the contact details for whom are set out below.

INDICATIVE TIMETABLE

The following table sets out the expected dates and times of the key events relating to the Offers. This is an indicative timetable and is subject to change.

Date and Time	Action
June 3, 2013	Launch Date Offers announced and Tender Offer Memorandum available from the Tender Agents and the Dealer Managers.

June 14, 2013, 5:00 p.m., New York City time
Early Tender Deadline

Deadline for receipt of (i) all Tender Instructions by the Tender Agents and (ii) all Australian Offer Letters by the Australian Tender Agent in order for Holders to be able to participate in the Offers and to be eligible to receive the Total Consideration and any Accrued Interest on the Settlement Date or the AUD Settlement Date, as the case may be.

June 14, 2013, 5:00 p.m., New York City time
Withdrawal Deadline

Deadline for Holders to validly withdraw tenders of Securities. If tenders are validly withdrawn, the Holder will no longer receive the applicable consideration on the Settlement Date or the AUD Settlement Date, as the case may be (unless the Holder validly retenders such Securities on or prior to the Expiration Deadline).

June 17, 2013	Announcement of Early Participation Results The Offeror expects to announce the aggregate principal amount of each series of Securities tendered on or prior to the Early Tender Deadline.
June 28, 2013, 11:59 p.m., New York City time

Expiration Deadline
Deadline for receipt of (i) all Tender Instructions by the Tender Agents and (ii) all Australian Offer Letters by the Australian Tender Agent in order for Holders to be able to participate in the Offers and to be eligible to receive the Tender Offer Consideration and any Accrued Interest on the Settlement Date or the AUD Settlement Date, as the case may be.

July 1, 2013	Announcement of Results of the Offers The Offeror expects to announce the final aggregate principal amount of each series of Securities accepted for purchase.

July 3, 2013	Settlement Date Expected Settlement Date for DEM Securities, EUR Securities and USD Securities validly tendered and accepted by the

Offeror. Payment of the Total Consideration or the Tender Offer Consideration, as the case may be, and any Accrued Interest in respect of any such Securities.

July 4, 2013
AUD Settlement Date

Expected Settlement Date for AUD Securities validly tendered and accepted by the Offeror. Payment of the Total Consideration or the Tender Offer Consideration, as the case may be, and any Accrued Interest in respect of any such Securities.

The above dates and times are subject, where applicable, to the right of the Offeror to extend, amend, and/or terminate the Offers, subject to applicable laws. Holders of Securities are advised to check with any bank, securities broker or other intermediary through which they hold Securities when such intermediary would require to receive instructions from a Holder in order for that Holder to be able to participate in, or (in the limited circumstances in which revocation is permitted) revoke their instruction to participate in, the Offers before the deadlines specified above.

Holders of Securities are advised to read carefully the Tender Offer Memorandum for full details of and information on the procedures for participating in the Offers.

FURTHER INFORMATION

The Offeror has retained Lucid Issuer Services Limited to act as Lead Tender Agent, Global Bondholder Services Corporation to act as U.S. Tender Agent and BTA Institutional Services Australia Limited to act as Australian Tender Agent in connection with the Offers.

The Offeror has retained RBS Securities Inc. and The Royal Bank of Scotland plc, each an affiliate of the Offeror, to act as Global Arranger and Lead Dealer Manager, Deutsche Bank AG, London Branch, Deutsche Bank Securities Inc., Deutsche Bank AG, Sydney Branch, ING Bank N.V. and UniCredit Bank AG to act as Dealer Managers.

Requests for copies of the Tender Offer Memorandum and information in relation to the Offers should be directed to:

GLOBAL ARRANGER AND LEAD DEALER MANAGER

In the United States: RBS Securities Inc. 600 Washington Boulevard Stamford, CT 06901 United States	Outside the United States: The Royal Bank of Scotland plc 135 Bishopsgate London EC2M 3UR United Kingdom

DEALER MANAGERS

In the United States:
RBS Securities Inc.
600 Washington Boulevard
Stamford, CT 06901
United States
Attention: Liability Management
+1 (203) 897-4825 (collect)
+1 (877) 297-9832 (toll-free)

Outside the United States:
The Royal Bank of Scotland plc
135 Bishopsgate
London EC2M 3UR

In the United States:
Deutsche Bank Securities Inc.
60 Wall Street
New York, NY 10005
United States
Collect:  +1 212 250 7527
Toll-Free:  +1 855 287 1922
Attention:  Liability Management Group
Email:  US_Liability_Strategies_Team@list.db.com

Outside the United States:
Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street

United Kingdom Attention: Liability Management Group Email: liabilitymanagement@rbs.com Tel: +44 20 7085 8056
London  EC2N 2DB
United Kingdom
Tel:  +44 20 7545 8011
Attention:  Liability Management Group
Email:  liability.management@db.com

Deutsche Bank AG, Sydney Branch
126 Phillip Street
Sydney, New South Wales 2000
Australia
Tel: +61 2 8258 2419/1339
Attention: Rod Everitt / Craig Johnston
Email: rod.everitt@db.com / craig.johnston@db.com

ING Bank N.V. Foppingadreef 7 1102 BD Amsterdam The Netherlands Attention: Kris Devos / Kenneth Lösken / Regis Lanove E-mail: liabilitymanagement@ing.be Telephone: +32 2 557 1601/1605/1606	UniCredit Bank AG Arabellastrasse 12 81925 Munich Germany Attn.: Matthias Fuchsschwanz E-mail: lme@unicreditgroup.de Telephone: +49 89 378 11323

Requests for copies of the Tender Offer Memorandum and information in relation to the procedures for tendering Securities in, and for any documents or materials relating to, the Offers should be directed to:

TENDER AGENTS

Lead Tender Agent
Lucid Issuer Services Limited
Leroy House
436 Essex Road
London N1 3QP
United Kingdom

Attention: David Shilson / Paul Kamminga / Sunjeeve Patel
Email: rbs@lucid-is.com
Tel: +44 (0) 20 7704 0880

Australian Tender Agent
BTA Institutional Services Australia Limited
Level 2
35 Clarence Street
Sydney NSW 2000
Australia
Tel:+61 2 9551 5036
Fax: +61 2 9551 5009

Attention: Mark Cochrane
Email: mark.cochrane@bnymellon.com

U.S. Tender Agent
Global Bondholder Services Corporation
65 Broadway – Suite 404
New York, New York 10006
United States
Banks and Brokers, Call Collect:
+1 (212) 430-3774
All Others Call Toll Free:
+1 (866) 924-2200

DISCLAIMER

This announcement must be read in conjunction with the Tender Offer Memorandum. This announcement and the Tender Offer Memorandum contain important information which must be read carefully before any decision is made with respect to the Offers. If any holder of Securities is in any doubt as to the action it should take, it is recommended to seek its own legal, tax, accounting and financial advice, including as to any tax consequences, immediately from its stockbroker, bank manager, attorney, accountant or other independent financial or legal adviser. Any individual or company whose Securities are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee or intermediary must contact such entity if it wishes to participate in the Offers. None of the Offeror, the Dealer Managers, the Tender Agents and any person who controls, or is a director, officer, employee or agent of such persons, or any affiliate of such persons, makes any recommendation as to whether holders of Securities should participate in the Offers.

OFFER AND DISTRIBUTION RESTRICTIONS

This announcement and the Tender Offer Memorandum does not constitute an offer or an invitation to participate in the Offers in any jurisdiction in which, or to any person to or from whom, it is unlawful to make such offer or invitation or for there to be such participation under applicable laws. The distribution of this announcement and the Tender Offer Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession this announcement or the Tender Offer Memorandum comes are required by each of the Offeror, the Dealer Managers and the Tender Agent to inform themselves about and to observe any such restrictions.

United Kingdom

The communication of the Tender Offer Memorandum and any other documents or materials relating to the Offers has not been approved by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials is exempt from the restriction on financial promotions under section 21(1) of the FSMA on the basis that it is only directed at and may only be communicated to (1) those persons who are existing members or creditors of the Offeror or other persons within Article 43(2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, and (2) any other persons to whom such documents and/or materials may lawfully be communicated in circumstances in which section 21(1) of the FSMA does not apply to the Offeror.

Belgium

None of this announcement, the Tender Offer Memorandum or any other documents or materials relating to the Offers have been submitted to or will be submitted for approval or recognition to the Financial Services and Markets Authority (Autorité des services et marchés financiers / Autoriteit voor financiële diensten en markten) and, accordingly, the Offers may not be made in Belgium by way of a public offering, as defined in Articles 3 and 6 of the Belgian Law of April 1, 2007 on public takeover bids as amended or replaced from time to time. Accordingly, the Offers may not be advertised and the Offers will not be extended, and neither this announcement, the Tender Offer Memorandum nor any other documents or materials relating to the Offers (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than “qualified investors” in the sense of Article 10 of the Belgian Law of June 16, 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets, acting on their own account. This announcement and the Tender Offer Memorandum have been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Offers. Accordingly, the information contained in this announcement and the Tender Offer Memorandum may not be used for any other purpose or disclosed to any other person in Belgium.

France

The Offers are not being made, directly or indirectly, to the public in France. Neither this announcement, the Tender Offer Memorandum nor any other documents or offering materials relating to the Offers, has been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d'investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés) acting for their own account, other than individuals, all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 of the French Code monétaire et financier, are eligible to participate in the Offers. The Tender Offer Memorandum has not been submitted to the clearance procedures (visa) of the Autorité des marchés financiers.

Italy

None of the Offers, this announcement, the Tender Offer Memorandum or any other documents or materials relating to the Offers has been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”), pursuant to applicable Italian laws and regulations.

The Offers are being carried out in the Republic of Italy (“Italy”) as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of February 24, 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of May 14, 1999, as amended (the “CONSOB Regulation”). The Offers are also being carried out in compliance with article 35-bis, paragraph 7 of the CONSOB Regulation.

Holders or beneficial owners of the Securities located in Italy can offer the Securities through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of October 29, 2007, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Securities or the Offers.

Singapore

None of this announcement, the Tender Offer Memorandum or any other documents or materials relating to the Offers has been or will be registered as a prospectus with the Monetary Authority of Singapore.  The Offers do not constitute a public tender offer for the purchase of Notes or a public offering of securities in Singapore pursuant to Section 273(1)(e) of the Securities and Futures Act (Chapter 289) of Singapore (the “SFA”).  Accordingly, the Offers are not being made, and the Tender Offer Memorandum and any other documents or materials relating to the Offers are not to be circulated or distributed, whether directly or indirectly, to persons located or resident in Singapore other than to (i) an institutional investor under Section 274 of the SFA, (ii) a relevant person as defined in Section 275(1) of the SFA, or to any person as referred to in Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 of Australia (the “Australian Corporations Act”)) in relation to the Offers has been, or will be, lodged with the Australian Securities and Investments Commission (“ASIC”) and the Tender Offer Memorandum does not comply with either Part 6D.2 or Part 7.9 of the Australian Corporations Act. In addition:

(a)	the Offers are being made; and

(b)	the Tender Offer Memorandum and any other offering material or advertisement relating to any Securities will be distributed in Australia,

only to persons:

(i)	who are wholesale clients for the purposes of section 761G of the Australian Corporations Act;

(ii)
on the basis that the aggregate consideration payable by the Offeror in respect of any Securities tendered by such person is at least A$500,000 (or its equivalent in an alternative currency and disregarding monies lent by the Offeror or its associates) or the Offers otherwise do not require disclosure to investors in accordance, and otherwise comply, with Parts 6D.2 or 7.9 of the Australian Corporations Act;

(iii)	such action complies with any other applicable laws, regulations and directives in Australia; and

(iv)	such action does not require any document to be lodged with ASIC.

General

The Offers do not constitute an offer to buy or the solicitation of an offer to sell Securities in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities or other laws require the Offers to be made by a licensed broker or dealer and the Dealer Managers or, where the context so requires, any of their respective affiliates, is such a licensed broker or dealer in that jurisdiction, the Offers shall be deemed to be made on behalf of the Offeror by any such Dealer Manager or affiliate (as the case may be) in such jurisdiction.

Each Holder participating in an Offer will be deemed to give certain representations in respect of the jurisdictions referred to above and generally as set out in “Procedures for Participating in the Offers” in the Tender Offer Memorandum. Any tender of Securities for purchase pursuant to an Offer from a Holder that is unable to make these representations may be rejected. The Offeror, the Dealer Managers and the Tender Agents reserve the right, in their absolute discretion, to investigate, in relation to any tender of Securities for purchase pursuant to an Offer, whether any such representation given by a Holder is correct and, if such investigation is undertaken and as a result the Offeror determines (for any reason) that such representation is not correct, such tender may be rejected.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RBS HOLDINGS N.V.
Date:	June 4, 2013	By:	/s/ Jan de Ruiter
			Name:	Jan de Ruiter
			Title:	Chairman of the Managing Board